EXHIBIT 21.1
SIGNIFICANT SUBSIDIARIES OF THE COMPANY

Entity Name	Jurisdiction of Formation
Acqui Polo CV	Netherlands
Acqui Polo GP, LLC	Delaware
PRL Fashions Inc.	Delaware
PRL International, Inc.	Delaware
PRL Netherlands Limited, LLC (f/k/a Acqui Polo Limited, LLC)	Delaware
PRL USA, Inc.	Delaware
Ralph Lauren Asia Pacific Limited (f/k/a Polo Ralph Lauren Asia Pacific, Limited)	Hong Kong
Ralph Lauren Commercial Enterprises ULC	Ireland
Ralph Lauren Europe Sàrl (f/k/a Polo Ralph Lauren Europe Sàrl)	Switzerland
Ralph Lauren Holding BV (f/k/a Polo Hold BV)	Netherlands
Ralph Lauren International Holdings ULC	Ireland
Ralph Lauren Retail, Inc. (f/k/a Fashions Outlet of America, Inc.)	Delaware
RL Acqui Polo Holding GP, Sàrl	Luxembourg
RL CV Holding Limited, Sàrl	Luxembourg
RL Finance BV (f/k/a Polo Fin BV)	Netherlands
The Polo/Lauren Company LP	New York